SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 99271 / January 4, 2024

Admin. Proc. File No. 3-20914

In the Matter of

THE EDWARD WALKER BENIFIELD
TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

    Misrepresentations on Forms TA-1 and TA-2

    Failure to Comply with Periodic Filing Requirements

    Failure to Make Records Available

Registered transfer agent made inaccurate and untimely Commission filings and failed to furnish required records in response to Commission staff requests. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

Samantha M. Williams for the Division of Enforcement.

On June 30, 2022, we issued an order instituting administrative proceedings ("OIP") against the Edward Walker Benifield Trust (the "Trust") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] We now find the Trust to be in default, deem the OIP's allegations to be true, and revoke the Trust's registration as a transfer agent.

I.   Background

A.   The OIP alleged that the Trust made inaccurate and untimely filings with the Commission.

The OIP alleged that, on November 4, 2019, the Trust filed a Form TA-1 to register with the Commission as a transfer agent, listing a Gary, Indiana address. The OIP further alleged that, on April 2, 2021, when staff from the Commission's Division of Examination (the "Staff") spoke to Edward Benifield ("Benifield"), who signed the Form TA-1 and is the Trust's Treasurer, Benifield disclosed that the Trust's principal office address had changed. As the OIP alleged, however, the Trust failed to amend its Form TA-1 to reflect the change. The OIP also alleged that the Trust did not timely file transfer agent annual reports on Forms TA-2 for 2019 and 2020. Instead, the Trust filed those reports on January 27, 2022, almost two years and a year late, respectively.

B.   The OIP alleged that the Trust failed to furnish requested records to the Staff.

The OIP further alleged that, on March 31, 2021, the Staff sent an email to the address listed on the Trust's Form TA-1, notifying the Trust that the Staff had opened an examination into the Trust. On April 2, 2021, Benifield responded to the Staff by telephone. During that call, the Staff reiterated that the Trust was being examined and stated that they would email the Trust a related document request. Benifield then informed the Staff that the principal mailing address listed for the Trust on the Form TA-1 had changed.[2]

Later that day, on April 2, 2021, the Staff emailed the referenced document request to the same address listed on the Form TA-1 the Staff had used previously and requested that the Trust respond by April 23, 2021. Although the Staff received no error message that the email was undeliverable, the Trust never answered the document request or otherwise furnished the requested material. The Staff made subsequent efforts to obtain the documents, by additional

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[1]   *Edward Walker Benifield Tr.*, Exchange Act Release No. 95182, 2022 WL 2357044 (June 30, 2022).

[2]   It is unclear from the record whether Benifield provided the Trust's new principal mailing address during this phone call, although a subsequent written request that he do so suggests that the Staff lacked the new address.

emails to the same address and calls to the number at which they had previously communicated with Benifield, but the Trust never responded.[3]

The OIP also alleged that, on January 5, 2022, the Commission's Division of Enforcement sent the Trust a Wells notice, disclosing that the Division had made a preliminary determination to recommend to the Commission that it authorize an enforcement action against the Trust. The Wells notice was sent via certified mail and email to the principal business address and email address listed on the Form TA-1. In response to the Wells notice, Benifield emailed and called Division staff—and, on January 27, 2022, the Trust filed Forms TA-2 for 2019, 2020, and 2021.

C.   The Trust failed to answer the OIP, respond to a show cause order, or respond to the Division's motion to hold it in default and impose sanctions.

The OIP, which was served on the Trust on July 6, 2022,[4] directed the Trust to file an answer to its allegations within 20 days of service, as provided by Commission Rule of Practice 220(b).[5] If the Trust failed to file an answer, the OIP warned, it could "be deemed in default and the proceedings . . . determined against [it] upon consideration of this Order, the allegations of which [could] be deemed to be true . . . ."[6] The Trust did not file an answer to the OIP or otherwise respond.

On September 30, 2022, the Trust was ordered to show cause why we should not find it in default due to its failure to file an answer or otherwise defend this proceeding.[7] The Trust did not respond to the show cause order. The Division subsequently moved for an order "find[ing] the Trust to be in default and revok[ing] the Trust's registration as a transfer agent." The Trust also did not respond to the default motion.

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[3]   The Staff eventually received an automated message stating that calls to Benifield's number could not be completed, but the Staff received no error messages regarding their emails.

[4]   Service was effected via certified mail at the address listed on the Trust's most recent registration form, pursuant to Rule of Practice 141(a)(2)(iii), which provides that service on a registered transfer agent "may be made . . . by sending a copy of the order addressed to the most recent business address shown on the person's registration form by U.S. Postal Service certified . . . mail and obtaining a confirmation of attempted delivery." 17 C.F.R. § 201.141(a)(2)(iii); *see also Edward Walker Benifield Tr.*, Exchange Act Release No. 95954, 2022 WL 4923066, at *1 (Sept. 30, 2022) (noting that, in moving for a show-cause order against the Trust, the Division represented that it had effected service of the OIP pursuant to Rule 141(a)(2)(iii)).

[5]   *Edward Walker Benifield Tr.*, 2022 WL 2357044, at *4; *see* 17 C.F.R. § 201.220(b).

[6]   *Edward Walker Benifield Tr.*, 2022 WL 2357044, at *4.

[7]   *Edward Walker Benifield Tr.*, 2022 WL 4923066, at *1.

II.   Analysis

A.   The Trust is in default and, as a result, the OIP's allegations are deemed true.

Rule of Practice 155(a) provides that if a respondent fails "[t]o answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the respondent "may be deemed to be in default" and the proceeding may be determined against it based "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[8] Because the Trust has failed to answer the OIP or respond to either the show cause order or the Division's default motion, we find the Trust in default and deem the allegations of the OIP to be true. We base the findings that follow on the record, including the OIP, the Division's motion, and the materials of which we take official notice.

B.   The Trust made inaccurate and untimely filings and failed to update its Form TA-1 in violation of Exchange Act Section 17A(d)(1) and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a).

Exchange Act Section 17A(d)(1) prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.[9] Exchange Act Rule 17Ac2-1[10] describes the requirements for a transfer agent to register under Exchange Act Section 17A(c).[11] That rule requires transfer agents to apply for registration by filing a Form TA-1.[12] Form TA-1 requires the transfer agent to provide, among other things, its address.[13] Exchange Act rules further provide that, if any information provided in the form later "becomes inaccurate, misleading, or incomplete," the transfer agent must correct that information by filing an amendment within 60 days.[14] The OIP alleged that the Trust's address, as listed on its Form TA-1, was inaccurate by April 2, 2021, when Benifield told the Staff that the Trust's address had

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[8]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, "[i]f a respondent fails to file an answer required by this section within the time provided, such respondent may be deemed in default pursuant to [17 C.F.R.] § 201.155(a)").

[9]   15 U.S.C. § 78q-1(d)(1).

[10]   17 C.F.R. § 240.17Ac2-1.

[11]   15 U.S.C. § 78q-1(c).

[12]   *Id.* § 240.17Ac2-1(a).

[13]   17 C.F.R. § 249b.100, § 3 (effective June 5, 2008), https://www.sec.gov/files/formta-1.pdf.

[14]   17 C.F.R. § 240.17Ac2-1(c); *see also* 17 C.F.R. § 249b.100, Instruction I(H) ("Each registrant must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading.").

changed.[15] Despite its admitting that it had an incorrect mailing address, the Trust never amended its Form TA-1.

Rule 17Ac2-2(a) further requires that, each year by March 31, a registered transfer agent file an annual report on Form TA-2.[16] As part of that report, the transfer agent must confirm whether, during the reporting year, it amended its Form TA-1 within 60 calendar days per Rule 17Ac2-1(c).[17] The Trust filed its Forms TA-2 for 2019 and 2020 almost two years and a year late, respectively. And, in the Trust's 2021 Form TA-2, it represented that no amendments to its Form TA-1 had been necessary in the reporting year; this was false and misleading from at least April 2021 because the address on the TA-1 was incorrect by then.[18]

We thus find that the Trust violated Exchange Act Section 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a).

C. The Trust failed to furnish requested records to the Staff in violation of Exchange Act Sections 17(a)(1) and 17(b)(1).

Exchange Act Section 17(a)(1) requires registered transfer agents to make, keep, and furnish certain records as the Commission prescribes by rule.[19] As relevant here, Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19[20] required that, as a registered transfer agent, the Trust make, keep, and furnish certain records the Staff requested but did not receive. Specifically, the Staff

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[15]   The Division's brief generally states, consistent with the OIP, that Benifield notified the Staff that the Trust's address had changed on April 2, 2021. At one point, the Division's brief claims that Benifield spoke to the Staff on May 21, 2021 (rather than April 2). Because we deem the allegations of the OIP to be true, we find that the Trust's address was inaccurate as of at least April 2, 2021. Regardless, our analysis would be unaltered if the Trust's address was instead inaccurate by May 21, 2021.

[16]   17 C.F.R. § 240.17Ac2-2(a).

[17]   17 C.F.R. § 249b.102, § 3; *see* 17 C.F.R. § 240.17Ac2-1(c) ("If any of the information reported on Form TA-1 . . . becomes inaccurate, misleading, or incomplete, the registrant shall correct the information by filing an amendment within sixty days following the date on which the information becomes inaccurate, misleading, or incomplete.").

[18]   We take official notice of the Trust's 2021 Form TA-2, as filed on EDGAR, pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."). The Trust has made no subsequent filings correcting its address. Nor, apparently, did Benifield respond to written Staff requests for the Trust's updated address.

[19]   15 U.S.C. § 78q(a)(1).

[20]   17 C.F.R. §§ 240.17f-2, 240.17Ad-6, -16, -19.

requested that the Trust furnish the following materials required by those rules, none of which the Trust provided:

- "fingerprint files for required personnel";[21]

- "[a]ppointment and/or termination documentation or other contract[s]/document[s] concerning the services the [Trust] performs";[22]

- information related to issues of securities for which the Trust rendered services;[23]

- notices sent to the Depository Trust Company, including those "regarding assumption or termination of transfer agent services";[24]

- a copy of the Trust's "procedures describing the methodology to search for lost security holders" and "[r]ecords of all lost securityholder searches conducted in 2019 and 2020";[25] and

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[21]   See 17 C.F.R. § 240.17f-2(d)(1) (requiring transfer agents to maintain fingerprinting records for at least three years after termination of personnel's employment or relationship with the transfer agent).

[22]   See 17 C.F.R. § 240.17Ad-6(a)(8) (requiring transfer agents to make and keep current records showing transfer agent appointments to act on an issuer's behalf).

[23]   See 17 C.F.R. § 240.17Ad-10(b)-(c) (requiring every recordkeeping transfer agent to maintain and keep current an accurate master securityholder file and subsidiary files and every co-transfer agent to dispatch or mail promptly to the recordkeeping transfer agent a record of debits and credits for every security transferred or issued). Although the Staff presumably made this request on the assumption that the Trust was a recordkeeping or co-transfer agent— respectively defined in Rule 17Ad-9(h) and (i) as "the registered transfer agent that maintains and updates the master securityholder file" and "the registered transfer agent that transfers securities but does not maintain and update the master securityholder file," 17 C.F.R. § 240.17Ad-9(h)-(i)—the basis for such an assumption is unclear from the record. Consequently, we do not base our findings of violation on the Trust's failure to comply with Rule 17Ad-10's recordkeeping requirements, only its failure to provide a response to this request.

[24]   See 17 C.F.R. § 240.17Ad-16(d)(4) (requiring transfer agents to maintain certain notices for at least two years).

[25]   See 17 C.F.R. §§ 240.17Ad-7(i), -17(d) (requiring recordkeeping transfer agents to maintain records documenting lost security holder procedures and searches for at least three years). As discussed above, *supra* note 23, the record does not indicate whether the Trust was a recordkeeping transfer agent. We similarly decline to base our findings of violation on the Trust's failure to comply with this recordkeeping requirement, only its failure to provide a response to this request.

- a copy of the Trust's "written procedures for the cancellation, storage, transportation, destruction, or other disposal of securities certificates."[26]

Exchange Act Section 17(b)(1) also provides that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by representatives of the Commission.[27] The Staff requested a variety of additional records from the Trust, none of which the Trust provided:

- organizational charts;

- employee rosters;

- descriptions of the Trust's businesses, services offered, and recent changes to the business;

- a list of persons authorized to sign certificates and checks;

- a description of safeguards the Trust implemented for funds and securities in its possession;

- a list of the Trust's bank accounts and certain account statements;

- complaints received;

- litigation records;

- fee schedules and bonds;

- general operating procedures;

- lists of software and systems; and

- documents relating to an initial application to register with the Commission as a funding portal.

Accordingly, by failing to provide the requested records—that Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19 required the Trust to make and keep—the Trust violated Exchange Act Sections 17(a)(1) and 17(b)(1). And by failing to provide the other records that the Staff requested, the Trust also violated Exchange Act Section 17(b)(1).

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[26]   *See* 17 C.F.R. § 240.17Ad-19(b)-(d) (requiring every transfer agent involved in the handling, processing, or storage of securities certificates to establish and implement written procedures for the cancellation, storage, transportation, destruction, or other disposition of securities certificates and to maintain records that demonstrate compliance with this requirement for three years, the first year in an easily accessible place).

[27]   15 U.S.C. § 78q(b)(1).

III.   Sanctions

A.   Revocation of the Trust's transfer agent registration is authorized by statute and in the public interest.

1.   The Trust's misconduct satisfies the prerequisites for remedial action.

Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for a hearing, that it willfully made a false or misleading statement of material fact in a required filing, omitted a material fact that it was required to include from a filing, or willfully violated the Exchange Act or one of its rules, and that revocation is in the public interest.[28] The Trust's misconduct satisfies the requisite elements for remedial action under Section 17A(c)(3).

The OIP, deemed true, establishes that the Trust violated Exchange Act Sections 17(a)(1), 17(b)(1), and 17A(d)(1), and Rules 17Ac2-1(c) and 17Ac2-2(a), by failing to amend its Form TA-1 and filing late its Forms TA-2 for two consecutive years. The OIP also establishes that the Trust violated Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19, and Exchange Act Sections 17(a)(1) and 17(b)(1), by failing to furnish requested records to the Staff.

The record further establishes that the Trust falsely stated in its 2021 TA-2 that it did not need to amend its Form TA-1, even though the address listed therein was incorrect as of at least April 2021. That false statement was material because it "significantly altered the 'total mix' of information made available" through the Trust's regulatory filings.[29] The omitted contact information was essential to the Commission's ability to carry out important Exchange Act

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[28]   *See* 15 U.S.C. § 78q-1(c)(3)(A) (providing that the Commission "by order, shall . . . revoke the registration of such transfer agent, if [it] finds, on the record after notice and opportunity for hearing, that such . . . revocation is in the public interest and that such transfer agent . . . has committed or omitted any act . . . enumerated in" Exchange Act Section 15(b)(4)(A) or (D)).

[29]   *Mathis v. SEC*, 671 F.3d 210, 219 (2d Cir. 2012) (quoting *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)).

oversight functions by, for example, hindering the Staff's ability to contact and obtain records from—and thus conduct an examination of—the Trust.[30]

These violations were also willful. The OIP, deemed true, alleges that the Trust willfully violated the Exchange Act and its rules by failing to amend its Form TA-1, timely file its Forms TA-2, or respond to the Staff's document requests. And, indeed, the record shows that Benifield acted with scienter.[31] Because Benifield admitted to the Staff that he knew the Trust's address had changed, the Trust must have known that it was false to represent that its TA-1 did not need to be amended.[32] Similarly, the Trust knew that the Staff sought records at least by April 2, 2021, when the Staff discussed its document requests with Benifield via telephone and emailed those requests to the email address listed on its Form TA-1. But the Trust did not respond. It also did not respond to the Staff's subsequent phone calls to the number Benifield had used in

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[30] *See, e.g.*, *id.* at 220 (agreeing with the Commission that repeated failures to disclose tax liens on Forms U-4 were "material" because of the resulting impact on FINRA, "other regulators, employers, and investors"); *Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 34548, 2022 WL 969898, at *5 (Mar. 29, 2022) (finding that transfer agent's failure to update address and phone number on Form TA-1 was material); *Allen Holeman*, Exchange Act Release No. 86523, 2019 WL 3530381, at *10 (July 31, 2019) (finding that omissions on a Form U-4 were "material" because "[t]he obligation" to update regulatory forms "assures regulatory organizations, employers, and members of the public that they have all of the material, current information about the registered representative with whom they are dealing"); *cf. Transfer Agent Regulations*, Exchange Act Release No. 7643, 2015 WL 9311555, at *48 (Dec. 22, 2015) (observing that "[t]he information provided by . . . forms [TA-1 and TA-2] serves, among others, the vital regulatory goals of informing the Commission's oversight and examination programs . . . .").

[31] *See, e.g.*, *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) ("Our finding of scienter . . . demonstrates that Bennett's violations were willful."), *abrogated in part on other grounds by Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see also Dolphin & Bradbury, Inc. v. SEC*, 512 F.3d 634, 639 (D.C. Cir. 2008) (holding that scienter may be established by recklessness, "an extreme departure from the standards of ordinary care . . . which presents a danger . . . that is either known to the [actor] or is so obvious that the actor must have been aware of it" (citation omitted)); *SEC v. Steadman*, 967 F.2d 636, 641-42 (D.C. Cir. 1992) (defining scienter as "an intent to deceive, manipulate, or defraud").

[32] *See Warwick Capital Mgmt., Inc.*, Advisers Act Release No. 2694, 2008 WL 149127, at *9 n.33 (Jan. 16, 2008) (imputing corporate officer's knowledge of false disclosures to his company); *St. Paul Mercury Ins. Co. v. Am. Bank Holdings, Inc.*, 819 F.3d 728, 734 (4th Cir. 2016) ("Because a corporation is a fiction that can have knowledge only through its agents, knowledge of an agent acquired within the scope of the agency relationship is imputable to the corporation."); *see also Fidelity Transfer Serv.*, 2022 WL 969898, at *5 (finding willfulness based on respondent's failures to update phone number and address on Form TA-1 because "it must have known that its own address and phone number had changed").

contacting the Staff. Nor did the Trust respond to the Staff's multiple subsequent emails to its listed email address. By contrast, Benifield promptly responded when the Division sent the Trust a Wells notice (yet still never responded to the Staff's document requests).[33]

2.   Revoking the Trust's registration is in the public interest.

Having found the prerequisites for imposing remedial sanctions, we need determine only if any such action is in the public interest. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[34] Our public interest inquiry is flexible, with no single factor being dispositive.[35] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[36]

Weighing these factors, we find that revoking the Trust's registration as a transfer agent is in the public interest. The Trust's conduct was egregious and recurrent. During a two-year period, the Trust repeatedly disregarded Commission filing requirements by not amending its registration application, falsely stating that its application did not need to be amended, and filing late its required annual reports.[37] In addition, the Trust's refusal to respond to document requests

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[33]   *Cf. Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *10 (Mar. 30, 2007) (finding Respondent's noncompliance with Exchange Act Section 17(b)(1) willful where Respondent provided requested documents "only in part after a lengthy delay and only after our staff had warned [Respondent's principal] of the possibility of enforcement action").

[34]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, 2007 WL 966943, at *12 (applying such *Steadman* factors in assessing whether to revoke Respondent's registration as a transfer agent).

[35]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[36]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[37]   *See Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding transfer agent's misconduct egregious and recurrent where, over four years, it failed to update its Form TA-1, falsely stated the form did not need to be updated, and did not file or filed late its required annual reports); *Phlo Corp.*, 2007 WL 966943, at *10, 16 (finding transfer agent's "violation of its reporting obligations was serious, egregious, and recurrent" where it had failed over two years to timely file "three annual and eight quarterly reports with the Commission").

as part of a Commission examination hindered the Staff from carrying out important regulatory oversight functions.[38]

The Trust also acted with scienter—through at least extreme recklessness—in failing to amend its registration application and stating that the Trust did not need to amend it, despite knowing that the application contained inaccurate information.[39] The Trust also acted with scienter in failing to respond to the Staff's document requests. The Trust knew that the Staff sought records by at least April 2021, when Benifield contacted the Staff in response to its email. The Trust did not respond to the Staff's subsequent emails and telephone calls about those requests, yet demonstrated its ability to respond by promptly contacting the Division when it received the Wells notice.[40]

The Trust has also offered no assurances against future violations since it has defaulted in this proceeding. And its demonstrated unwillingness to comply with fundamental filing requirements and repeated refusal to cooperate with Commission examinations indicates a likelihood that, but for revocation, the Trust would not only engage in future violations, but also engage in conduct preventing Commission personnel from identifying and addressing those violations. Accordingly, we find it in the public interest to revoke the Trust's registration.[41]

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[38]   *See Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding that transfer agent frustrated staff regulatory efforts by failing to respond to document requests); *Phlo Corp.*, 2007 WL 966943, at *12 (characterizing as egregious transfer agent's failure to comply with staff's record request in a complete and timely manner); *cf. Schield Mgmt. Co.*, Exchange Act Release No. 53201, 2006 WL 231642, at *8-9 (Jan. 31, 2006) (finding conduct of an investment advisory firm that failed to produce documents requested as part of an examination to be egregious).

[39]   *See Dolphin*, 512 F.3d at 639 (D.C. Cir. 2008).

[40]   *See Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding scienter where transfer agent did not respond to record requests despite discussing them with Commission staff); *Phlo Corp.*, 2007 WL 966943, at *13-14 (finding transfer agent showed an extremely high degree of scienter by, among other things, failing to make records available and, thus, impeding a Staff examination).

[41]   *Cf. David Henry Disraeli*, Advisers Act Release No. 2686, 2007 WL 4481515, at *16-17 (Dec. 21, 2007) (revoking investment adviser's registration where there was a high probability of future violations), *pet. denied*, 334 F. App'x 334 (D.C. Cir. 2009).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 99271 / January 4, 2024

Admin. Proc. File No. 3-20914

In the Matter of

THE EDWARD WALKER BENIFIELD
TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Edward Walker Benifield Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary